September 23, 2024

Mitchell Glass
President and Chief Medical Officer
TNF Pharmaceuticals, Inc.
855 N. Wolfe Street, Suite 623
Baltimore, MD 21205

       Re: TNF Pharmaceuticals, Inc.
           Form 10-K
           Filed April 1, 2024
           File No. 001-36268
Dear Mitchell Glass:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K
Item 1C. Cybersecurity, page 57

1. We note your disclosure that both your executive management team and your board of directors are responsible for oversight of risks from cybersecurity threats. Please confirm that in future filings you will expand upon the executive management team's and the board of directors' areas of responsibility to describe their respective processes in sufficient detail for a reasonable investor to understand as required by
Item 106(b)(1) of
       Regulation S-K.
2. We note that leaders from your executive management team oversee cybersecurity risk management. Please confirm that in future filings you will identify which management positions or teams are responsible for assessing and managing material risks from cybersecurity threats, and provide the revelant detail of all such persons or members in such detail as is necessary to fully describe the nature of the expertise as required by Item
       106(c)(2)(i) of Regulation S-K.
 September 23, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 or Suzanne Hayes at 202-551-3675
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:   Alla Digilova, Esq.